
June 7, 2024

Frederick Wong
Chief Financial Officer
Intelligent Living Application Group Inc.
Unit 2, 5/F, Block A, Profit Industrial Building
1-15 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong

> **Re: Intelligent Living Application Group Inc.**
> **Form 20-F for the Year Ended December 31, 2023**
> **Filed April 30, 2024**
> **File No. 001-41444**

Dear Frederick Wong:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Year Ended December 31, 2023

Exhibits 12.1 and 12.2, page 1

1. We note that your officer certifications at Exhibits 12.1 and 12.2 exclude the introductory language in paragraph 4 regarding responsibilities for establishing and maintaining internal control over financial reporting. Please amend your annual report to include certifications having all of the prescribed language as set forth in paragraph 12 of Item 19 of Form 20-F. Your amendment may include only the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing